Exhibit (d)(3)(iv)

PROFUNDS

EXPENSE LIMITATION AGREEMENT

On behalf of the

Government Money Market ProFund

THIS AGREEMENT, dated as of May 1, 2018, is made and entered into by and between ProFunds, a Delaware statutory trust (the “Trust”), on behalf of the Government Money Market ProFund (the “Fund”), as amended from time to time, and ProFund Advisors LLC (“ProFund Advisors”).

WHEREAS, ProFund Advisors has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement dated May 1, 2001, between the Trust, on behalf of the Fund, and ProFund Advisors (the “Advisory Agreement”);

WHEREAS, ProFund Advisors has been appointed the manager of the Fund pursuant to a Management Services Agreement dated October 28, 1997, between the Trust, on behalf of the Fund, and ProFund Advisors; and

WHEREAS, the Trust and ProFund Advisors desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and ProFund Advisors hereby agree as follows:

1.                                          ProFund Advisors hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it, if any, under the Advisory Agreement and the Management Services Agreement (but not below zero) and make any additional payments to the extent necessary to limit the operating expenses (inclusive of any payments of Deferred Expenses (as defined below) but exclusive of brokerage costs, interest, taxes, dividends, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (“Operating Expenses”) of the Fund for the period indicated on Schedule A hereto (each a “Period”), and to an annual rate (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A hereto (“Expense Limit”).

2.                                      The Trust agrees to pay to ProFund Advisors the amount of advisory fees and management services fees that, but for Section 1 hereof, would have been payable by the Fund to ProFund Advisors pursuant to the Advisory Agreement and the Management Services Agreement, and reimburse any additional payments remitted by ProFund Advisors (the “Deferred Expenses”), subject to the limitations provided in this Section.  Such repayment may be made monthly, but only if the Operating Expenses of the Fund, without regard to such repayment, are at an annualized rate (as a percentage of the average daily net assets of the Fund) less than the Expense Limit for the applicable Period. Furthermore, the amount of Deferred Expenses paid by the Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed such rate as may be agreed upon from time to time for payments made after the applicable Period.

Deferred Expenses shall not be payable by the Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences during the period ending three years from the date the Fund incurred the Deferred Expenses, and in no event later than three years after the end of applicable Period, are not sufficient to pay such Deferred Expenses. In no event will the Fund be obligated to pay any fees waived or deferred by ProFund Advisors with respect to any other series of the Trust.

3.                                      After the applicable Period, ProFund Advisors may, by notice in writing to the Trust, terminate, in whole or in part, its obligation under Section 1 to reduce its fees with respect to the Fund in any period following the date specified in such notice (or change the percentage specified in Schedule A), but no such change shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Expenses with respect to periods prior to the date specified in such notice.

4.                                      A copy of the Certificate of Formation establishing the Trust is on file with the Secretary of The State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PROFUND ADVISORS LLC		PROFUNDS
a Maryland limited liability company		a Delaware statutory trust
on behalf of Government Money Market ProFund

By:	/s/ Michael L. Sapir	By:	/s/ Todd B. Johnson
Michael L. Sapir		Todd B. Johnson
Chief Executive Officer		President